SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               _________


                               FORM 11-K


(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED], FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                  OR


_  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ____________to _____________

                    COMMISSION FILE NUMBER 0-14120

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Advanta Corp. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Advanta Corp.
                        Welsh and McKean Roads
                             P.O. Box 844
                     Spring House, PA  19477-0844

                              SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                              Advanta Corp.
                              Employee Savings Plan


Dated: June 24, 1998          By:  /s/  _________________________________
                                   Elizabeth Mai
                                   Member of the Committee Administering
                                   the Plan

                             Advanta Corp.
                         Employee Savings Plan

              Index to Financial Statements and Schedules


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:

 Statements of Assets Available for Benefits as of December 31, 1997 and 1996

 Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 1997, 1996 and 1995

 Notes to Financial Statements

SCHEDULES:

 I   -  Schedule of Assets Held for Investment Purposes as of
        December 31, 1997.

II   -  Schedule of Reportable Transactions for the Year
        Ended December 31, 1997.

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Advanta Corp. Employee Savings Plan
Compensation Committee:

We have audited the accompanying statements of assets available for benefits of Advanta Corp. Employee Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in assets available for benefits for each of the three years in the period ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of Advanta Corp. Employee Savings Plan as of December 31, 1997 and 1996, and the changes in assets available for benefits for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Philadelphia, PA
   June 24, 1998

                             Advanta Corp.
                         Employee Savings Plan

              Statements of Assets Available for Benefits


                                           December 31,

                                          1997            1996


Assets

Cash                                  $    8,192    $    330,491

Investments (Note 8):
 Managed Investment Funds
  GIC                                          -       3,285,782
  Strategic Balanced                           -       3,915,136
  Growth/Value                                 -       4,578,709
  International Equity                         -       2,462,285
  Strategic Growth                             -       6,405,667
  T.Rowe Price Stable Value            6,334,571               -
  Western Asset Management Core          462,288               -
  Dodge and Cox Balanced               3,655,425               -
  Vanguard Index Trust 500             6,580,109               -
  Dodge and Cox Stock                  4,165,892               -
  Vanguard International Growth        2,339,159               -
  Hancock Special Equities             2,468,575               -
  Putnam New Opportunities             3,374,212               -


 Common Stock Fund (Advanta Corp.
  Common Stock, Class A and B)        12,387,483      20,878,353

Employer Contribution Receivable       1,810,744       1,321,636

Participant Loans Receivable
  (Note 2)                             2,020,290       1,484,178

Total Assets Available for
  Benefits                           $45,606,940     $44,662,237


The accompanying notes are an integral part of these statements.

                             Advanta Corp.
                         Employee Savings Plan

        Statements of Changes in Assets Available for Benefits



                                      For the Year Ended December 31,

                                     1997          1996          1995

Increases:

Interest and Dividend Income    $ 1,387,291     $  347,389    $  248,383


Employee Contributions            6,509,310      4,882,761     3,614,587
Employer Contributions            3,496,542      2,545,390     1,974,929
Realized Gains on Investments     4,595,929        333,596       537,769
Net (Decrease) Increase in Fair
  Market Value of Investments    (9,561,030)     4,116,079     7,115,383

                                  6,428,042     12,225,215    13,491,051

Decreases:

Distributions to Participants     5,274,753      1,512,188     1,614,172
Investor Advisory and Trustee Fee   208,586        229,190       177,457
                                  5,483,339      1,741,378     1,791,629

Net Increases                       944,703     10,483,837    11,699,422

Assets Available for Benefits,
  beginning of year              44,662,237     34,178,400    22,478,978

Assets Available for Benefits,
  end of year                   $45,606,940    $44,662,237   $34,178,400



The accompanying notes are an integral part of these statements.

                               Advanta Corp.
                           Employee Savings Plan

                       Notes to Financial Statements
                             December 31, 1997
(1) Description of Plan:

The Advanta Corp. Employee Savings Plan (the "Plan"), as amended, was adopted effective July 1, 1983 and is a defined contribution plan available to all employees of Advanta Corp. (the "Company") and certain of its subsidiaries and affiliates who have reached age 21 with one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants may elect to defer a portion of their compensation before certain taxes are deducted. The Company may elect to limit the maximum percentage a participant may contribute to the extent it determines that such limitation is necessary in order to comply with the rules for plan qualification under Sections 401(a) and (k) of the Internal Revenue Code.
An eligible participant may elect to contribute up to 15% of his salary subject to the limits under Section 401 of the Internal Revenue Code. The Company also makes matching contributions to the Plan, a portion of which are made on a per pay period basis, and the balance of which are made as of the end of the Plan Year. Such employer contributions are equal to 50% of each employee's contributions up to 5% of the employee's compensation (as defined in the Plan). The Company may make an additional matching contribution for the benefit of participants who are employed as of the last day of the Plan Year. Total employer contributions in each of the Plan years 1997, 1996, and 1995 were 100% of the first 5% of employees' compensation contributed to the Plan.

The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code. In order to comply with these standards, certain participants who are "highly compensated employees" (as defined in the Internal Revenue Code) may have a portion of their contributions refunded to them after the end of the Plan Year.

Because contributions made under Section 401 can not be included in the income of participants when made, they are fully taxable when distributed unless rolled over into another qualified plan or Individual Retirement Account (IRA). Participants are fully vested as to employer and employee contribution accounts at all times.

The Plan participants may invest their contributions in the following managed investment funds and in shares of the Company's Class A and Class B common stock.

o T. Rowe Price Stable Value Fund: This fund invests primarily in insurance contracts with a portion of the funds' assets in synthetic investment contracts. The contract value of the investment contracts approximates market value.
o Western Asset Management Core Fund: This fund seeks to provide moderate long-term return with moderate short-term volatility by investing in high-quality bonds backed by the U.S. government or its agencies, or by corporations with high credit ratings.
o Dodge and Cox Balanced Fund: This fund offers the benefit of asset allocation and invests primarily in common stocks, convertible securities, and corporate and government bonds.

o Vanguard Index Trust 500 Fund: This fund seeks to duplicate the return of the Standard and Poor's 500 composite Stock Price Index by investing in the stocks that make up the S&P 500.
o Dodge and Cox Stock Fund: This fund invests primarily in stocks of large companies representing different market sectors. In addition to stocks, this fund may also invest in convertible securities and cash equivalents.
o Vanguard International Growth Fund: This fund invests primarily in common stocks and securities convertible to common stocks of large companies with international franchises located outside the United States with above average growth potential.
o Hancock Special Equities Fund: This fund seeks to invest primarily in U.S. common stocks in a diversified group of emerging growth companies focusing on companies with above-average long-term capital growth potential.
o Putnam New Opportunities Fund: This fund seeks larger high-growth companies investing primarily in U.S. common stocks but also may purchase foreign securities, convertible securities, and warrants.

While it is the Company's intention to continue the Plan in operation indefinitely, any termination of the Plan or discontinuance of contributions will not result in the use or diversion of Plan assets for any purposes other than the exclusive benefit of Plan participants and their beneficiaries.


(2) Participant Loans:

As provided for in the Plan document, loans are available to participants under certain specified conditions. The principal amount of Plan loans to participants may not exceed the lesser of $50,000 (reduced by the maximum amount of such loans outstanding anytime during the preceding year) or 50% of a participant's accrued equity in the Plan. Plan loans are generally limited to a term of five years (or, in the case of a loan used to finance the acquisition of a principal residence, fifteen years) and bear an interest rate charged by commercial lenders for a comparable loan on the date the loan request is approved. Plan loans are collateralized by the participant's accrued benefit in the Plan.

(3) Basis of Accounting:

The accompanying financial statements have been prepared using the accrual basis of accounting.


(4) Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

(5) Valuation of Assets:

Effective July 1, 1997, the Plan was amended. Pursuant to the amendments to the Plan, the investment options that existed at December 31, 1996 were replaced with new investment options. Plan participants may invest their contributions and Employer contributions in one or more of the following investment options: any of eight investment portfolios managed by investment advisory firms (See Note 1) and the Common Stock Fund. In addition, Wilmington Trust Company replaced PW Trust Company as Trustee of the Plan.

Separate accounts are maintained for each participant in each investment fund. Investment gains and losses in each of the funds described above were allocated to the participants in the ratio of each participant's account balance (including employee contributions and Company matching contributions) to the total account balance in each fund.

(6) Administrative Expenses:

Prior to July 1, 1997, all expenses of administration of the Plan and other fees incident to the management of the Plan were paid for by the Company, except for brokerage commissions, investment advisory fees, trustee fee and transfer taxes. Effective July 1, 1997 all expenses of administration of the Plan and other fees incident to management of the Plan are paid for by the Company, except for brokerage commissions, investment advisory fees and transfer taxes.

(7) Realized/Unrealized Gains and Losses:

Unrealized investment gains and losses, which are reported as the net increase/decrease in the fair market value of investments in the accompanying financial statements, represent the net change in the unrealized appreciation/depreciation in the investment portfolio from the beginning to the end of the year.

(8) Investments:

Investments held by the Plan at December 31, 1997 are summarized in
Schedule 1. The carrying values of individual investments that represent more than 5% of the Plan's net assets as of December 31, 1997 and 1996 are as follows:

                                       1997               1996

GIC                                          -        $ 3,285,782
Strategic Balanced                           -        $ 3,915,136
Growth/Value                                 -        $ 4,578,709
International Equity                         -        $ 2,462,285
Strategic Growth                             -        $ 6,405,667
T. Rowe Price Stable Value         $ 6,334,571                  -
Dodge and Cox Balanced Fund        $ 3,655,425                  -
Vanguard Index Trust 500 Fund      $ 6,580,109                  -
Dodge and Cox Stock Fund           $ 4,165,892                  -
Vanguard International Growth      $ 2,339,159                  -
Fund
Hancock Special Equities Fund      $ 2,468,575                  -
Putnam New Opportunities Fund      $ 3,374,212                  -
Common Stock Fund                  $12,387,483        $20,878,353

All investments are stated at fair market value on the statement of net assets. Fair market value for the investments is based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

(9) Federal Income Taxes:

The Internal Revenue Service issued a determination letter dated December 30, 1994 stating that the Plan was designed in accordance with applicable Internal Revenue Code requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 1997 and 1996.

(10) Distributions To Participants:

Distributions payable as of year-end 1997, 1996 and 1995 were $0, $291,689 and $179,716 respectively.

(11) Subsequent Events:

The Common Stock Fund which consists of shares of Advanta Corp.'s Class A Common Stock and Class B Common Stock shares decreased from a market value per share of $26.25 and $25.375, respectively at December 31, 1997 to a market value per share of $20.78 and $19 respectively at June 24, 1998.

Pursuant to the terms of a contribution agreement (the "Agreement") dated as of October 28, 1997, as amended February 20, 1998, by and between the Company and Fleet Financial Group, Inc. ("Fleet"), on February 20, 1998 the Company and certain of its subsidiaries and Fleet and certain of its subsidiaries each contributed certain assets and liabilities of their respective consumer credit card businesses in exchange for an ownership interest in a newly formed Rhode Island limited liability company, Fleet Credit Card LLC (the "Fleet Transaction").

Concurrent with the Fleet Transaction, the Company purchased 7,882,750 shares of Class A Common Stock and 12,482,850 of its Class B Common Stock at $40 per share net. Participants who invested in Advanta Corp.'s Class A Common Stock or Class B Common Stock in the Plan were eligible to tender their respective shares at $40 per share, net. Participants reinvested the proceeds, from shares purchased by the Company, into investment options currently available under the Plan.

In connection with the Fleet Transaction, 1,405 participants were transferred to Fleet Credit Card LLC. As a result, approximately $16.6 million of Plan assets as of March 31, 1998, will be transferred to Fleet's defined contribution plan. The completion of this transfer will take place on June 30, 1998.

(12) Reconciliation to Form 5500:

The following reconciles the net assets available for benefits to the net assets reported on the 1997 Form 5500.

                                             1997             1996

    Total Asset Available for Benefits $45,606,940      $44,662,237
    Distributions Payable                        0         (291,689)
    Net Assets Per Line 31(L) Form     $45,606,940      $44,370,548
    5500

(13) The schedules of allocation of assets available for benefits to investment funds as of December 31, 1997 and 1996 are as follows:

                               For the Year Ended December 31, 1997


                                       T. Rowe     Western
                                        Price     Management    Dodge and
Assets                      Cash       Stable       Asset          Cox
                                        Value       Core        Balanced

Cash                     $   8,192    $       -    $      -    $        -


Investments:

Managed Investment Funds
 T. Rowe Price Stable Value      -    6,334,571           -             -
 Western Asset Management Core   -            -     462,288             -
 Dodge and Cox Balanced Fund     -            -           -     3,655,425
 Vanguard Index Trust 500        -            -           -             -
 Dodge and Cox Stock             -            -           -             -
 Vanguard International Growth   -            -           -             -
 Hancock Special Equities        -            -           -             -
 Putnam New Opportunities        -            -           -             -

Common Stock Fund
  (Advanta Corp. Common
   Stock Class A and B)          -            -           -             -

Employer Contribution
  Receivable                     -      345,395      26,223       136,768

Participant Loans
  Receivable                     -            -           -             -

Total Assets Available
  For Benefits           $   8,192   $6,679,966   $ 488,511   $ 3,792,193

(13)  Continued

                               For the Year Ended December 31, 1997


                          Vanguard                  Vanguard      Hancock
                           Index      Dodge and   International   Special
Assets                   Trust 500    Cox Stock      Growth       Equities


Cash                     $       -    $       -    $        -     $     -


Investments:

Managed Investment Funds
 T. Rowe Price Stable Value      -            -             -           -
 Western Asset Management Core   -            -             -           -
 Dodge and Cox Balanced Fund     -            -             -           -
 Vanguard Index Trust    6,580,109            -             -           -
  500
 Dodge and Cox Stock             -    4,165,892             -           -
 Vanguard International
   Growth                        -            -     2,339,159           -
 Hancock Special Equities        -            -             -   2,468,575
 Putnam New Opportunities        -            -             -           -

Common Stock Fund
  (Advanta Corp. Common
   Stock Class A and B)          -            -              -          -

Employer Contribution
  Receivable               338,784      200,200       152,474     130,714

Participant Loans
  Receivable                     -            -             -           -

Total Assets Available
  For Benefits          $6,918,893   $4,366,092   $ 2,491,633  $2,599,289

(13)  Continued

                                For the Year Ended December 31, 1997


                                         Common     Participant
                          Putnam New     Stock        Loans
Assets                  Opportunities    Funds      Receivable      Total


Cash                     $        -     $      -    $       -  $     8,192

Investments:

Managed Investment
Funds
 T. Rowe Price Stable Value       -            -            -    6,334,571
 Western Asset Management Core    -            -            -      462,288
 Dodge and Cox Balanced Fund      -            -            -    3,655,425
 Vanguard Index Trust             -            -            -    6,580,109
 500
 Dodge and Cox Stock              -            -            -    4,165,892
 Vanguard International           -            -            -    2,339,159
  Growth
 Hancock Special Equities         -            -            -    2,468,575
 Putnam New Opportunities 3,374,212            -            -    3,374,212

Common Stock Fund
  (Advanta Corp. Common
   Stock Class A and B)           -   12,387,483            -   12,387,483

Employer Contribution
  Receivable                194,517      285,669            -    1,810,744

Participant Loans
  Receivable                      -            -    2,020,290    2,020,290

Total Assets Available
  For Benefits          $ 3,568,729  $12,673,152   $2,020,290  $45,606,940

(13)  Continued


                              For the Year Ended December 31, 1996


                                                  Strategic
                                                  Balanced     Growth/
Assets                     Cash         GIC       Portfolio     Value

Cash                    $330,491    $        -  $         - $         -

Investments:

Managed Investment
Funds
  GIC                          -     3,285,782            -           -
  Strategic Balanced           -             -    3,915,136           -
  Growth/Value                 -             -            -   4,578,709        -
  International Equity         -             -            -           -
  Strategic Growth             -             -            -           -

Common Stock Fund
  (Advanta Corp. Common
   Stock Class A and B)        -             -            -           -

Employer Contribution
  Receivable                   -       102,781      159,100     181,204

Participant Loans
  Receivable                   -             -            -           -

Total Assets Available
  For Benefits          $330,491   $ 3,388,563   $4,074,236  $4,759,913

(13)  Continued

                          For the Year Ended December 31, 1996



                        International    Strategic     Common
Assets                       Equity       Growth     Stock Funds

Cash                      $         -   $        -   $         -

Investments:

Managed Investment
Funds                               -            -             -
  GIC                               -            -             -
  Strategic Balanced                -            -             -
  Growth/Value                      -            -             -
  International Equity      2,462,285            -             -
  Strategic Growth                  -    6,405,667             -

Common Stock Fund
  (Advanta Corp. Common
   Stock Class A and B)             -            -    20,878,353

Employer Contribution
  Receivable                  110,936      281,640       485,975

Participant Loans
  Receivable                        -            -             -

Total Assets Available
  For Benefits             $2,573,221   $6,687,307   $21,364,328

(13)  Continued

                         For the Year Ended December 31, 1996


                           Participant
                              Loans
Assets                      Receivable         Total

Cash                      $        -       $    330,491

Investments:

Managed Investment
Funds
  GIC                              -          3,285,782
  Strategic Balanced               -          3,915,136
  Growth/Value                     -          4,578,709
  International Equity             -          2,462,285
  Strategic Growth                 -          6,405,667

Common Stock Fund
  (Advanta Corp. Common
   Stock Class A and B)            -         20,878,353

Employer Contribution              -          1,321,636
  Receivable

Participant Loans
  Receivable               1,484,178          1,484,178

Total Assets Available
  For Benefits           $ 1,484,178       $ 44,662,237

(14) The schedules of allocation of plan income and changes in assets available for benefits to investment funds for the years ended December 31, 1997 and 1996 are as follows:

                               For the Year Ended December 31, 1997


                                               Strategic
                                                Balanced    Growth/
                        Cash          GIC      Portfolio     Value


Increases:

Interest and
Dividend Income      $  27,999    $    150   $     173   $      243
Employee
 Contributions               -     342,045     413,153      561,968
Employer
 Contributions               -      66,712     100,901      130,025
Realized Gains
 (Losses) on
  Investments                -     158,785     947,230    1,424,943
Net (Decrease)
 Increase in
 Fair Market Value
 of Investments              -      (1,779)     (4,546)         573
                        27,999     565,913   1,456,911    2,117,752

Decreases:

Distributions to
 Participants          407,367     224,666     172,473      276,044
Investor Advisory
 and Trustee Fees            -      12,537      39,191       50,169
                       407,367     237,203     211,664      326,213

Net (Decrease)
 Increase             (379,368)    328,710   1,245,247    1,791,539


Interfund Transfers     56,954  (3,642,255) (5,262,847)  (6,509,460)


Net Loans Issued           115     (75,018)    (56,636)     (41,992)

Assets Available
 for Benefits,
 beginning of year     330,491   3,388,563  $4,074,236   $4,759,913


Assets Available
 for Benefits, end
 of year             $   8,192  $        -  $        -   $        -

(14)  Continued

                  For the Year Ended December 31, 1997


                                                               Western
                                                  T. Rowe       Asset
                  International     Strategic   Price Stable  Management
                      Equity         Growth        Value         Core


Increases:

Interest and
 Dividend Income  $     126      $      311   $  165,376    $ 23,884
Employee
 Contributions      305,349         540,307      629,244      39,375
Employer
 Contributions       72,326         183,884      574,282      37,882
Realized Gains
 (Losses) on
  Investments       443,122       1,781,212            -         (31)
Net (Decrease)
 Increase in
 Fair Market
Value of Investments 11,850          36,906            -      (1,399)
                    832,773       2,542,620    1,368,902      99,711

Decreases:

Distributions to
 Participants        89,631         349,702    1,517,119      (1,123)
Investor Advisory
 and Trustee Fees    23,107          65,997            -           -
                    112,738         415,699    1,517,119      (1,123)

Net (Decrease)
 Increase           720,035       2,126,921     (148,217)    100,834

Interfund        (3,253,549)     (8,742,251)   6,834,093     399,825
 Transfers

Net Loans Issued    (39,707)        (71,977)      (5,910)    (12,148)

Assets Available
 for Benefits,
 beginning of     2,573,221       6,687,307            -           -
 year

Assets Available
 for Benefits,
 end of year     $        -     $         -   $6,679,966    $488,511

(14)  Continued

                           For the Year Ended December 31, 1997



                     Dodge and       Vanguard      Dodge and      Vanguard
                        Cox         Index Trust    Cox Stock    International
                     Balanced           500                        Growth


Increases:

Interest and
 Dividend Income    $   216,906     $  94,707     $   265,857   $  99,522
Employee                320,992       562,225         367,542     318,929
 Contributions
Employer                200,407       470,524         288,332     222,925
 Contributions
Realized Gains
 (Losses) on
  Investments             1,935         9,103           2,773     (24,082)
Net (Decrease)
 Increase in Fair
 Market Value of
 Investments           (118,215)      235,571        (207,479)   (360,558)
                        622,025     1,372,130         717,025     256,736

Decreases:

Distributions to
 Participants            26,287       419,481         172,862     167,853
Investor Advisory
 and Trustee Fees             -             -               -           -
                         26,287       419,481         172,862     167,853

Net (Decrease)
 Increase               595,738       952,649         544,163      88,883

Interfund Transfers   3,214,495     5,969,570       3,840,979   2,425,432

Net Loans Issued        (18,040)       (3,326)        (19,050)    (22,682)

Assets Available
 for Benefits,
 beginning of year            -             -               -           -

Assets Available
 for Benefits,
 end of year       $  3,792,193    $6,918,893     $ 4,366,092  $2,491,633

(14)  Continued

                     For the Year Ended December 31, 1997



                      Hancock
                      Special       Putnam New      Common
                     Equities     Opportunities   Stock Fund



Increases:

Interest and
 Dividend Income    $      -      $   73,101     $   254,796
Employee             254,940         338,533       1,514,708
 Contributions
Employer             192,187         284,161         671,994
 Contributions
Realized Gains
 (Losses) on
  Investments         18,954          11,819        (179,834)
Net (Decrease)
 Increase in
 Fair Market Value
 of Investments       94,083         128,358      (9,374,395)

                     560,164         835,972      (7,112,731)

Decreases:

Distributions to
 Participants        165,478         126,316         974,958
Investor Advisory
 and Trustee Fees          -               -          17,585
                     165,478         126,316         992,543

Net (Decrease)
 Increase            394,686         709,656      (8,105,274)


Interfund          2,233,765       2,882,821        (447,572)
 Transfers

Net Loans Issued     (29,162)        (23,748)       (138,330)

Assets Available
 for Benefits,
 beginning of year         -               -      21,364,328

Assets Available
 for Benefits,
 end of year      $2,599,289     $ 3,568,729    $  12,673,152

(14)  Continued

                   For the Year Ended December 31, 1997



                     Participant
                        Loans            Total
                      Receivable


Increases:

Interest and
 Dividend Income    $  164,140       $ 1,387,291
Employee
 Contributions               -         6,509,310
Employer
 Contributions               -         3,496,542
Realized Gains
 (Losses) on
  Investments                -         4,595,929
Net (Decrease)
 Increase in
 Fair Market Value
 of Investments              -        (9,561,030)

                       164,140         6,428,042

Decreases:

Distributions to
 Participants          185,639         5,274,753
Investor Advisory
 and Trustee Fees            -           208,586
                       185,639         5,483,339

Net (Decrease)
 Increase              (21,499)          944,703

Interfund                    -                 -
 Transfers

Net Loans Issued       557,611                 -

Assets Available
 for Benefits,
 beginning of year   1,484,178        44,662,237


Assets Available
 for Benefits,
 end of year        $2,020,290       $45,606,940

(14)  Continued

                         For the Year Ended December 31, 1996


                                             Strategic
                                             Balanced     Growth/
                       Cash         GIC      Portfolio     Value


Increases:

Interest and         $  9,110   $      110   $     163   $      174
Dividend Income
Employee
 Contributions              -      405,330     620,088      643,633
Employer
 Contributions              -      203,875     310,456      331,954
Realized Gains
 (Losses) on
  Investments               -        4,035      (1,068)      19,534
Net Increase in
 Fair Market Value
 of Investments             -      162,772     305,258      710,759
                        9,110      776,122   1,234,897    1,706,054

Decreases:

Distributions to
 Participants         371,358      184,829     131,636      161,922
Investor Advisory
 and Trustee Fees           -       14,333      51,263       51,883
                      371,358      199,162     182,899      213,805

Net (Decrease)
 Increase            (362,248)     576,960   1,051,998    1,492,249


Interfund Transfers   444,851      119,270    (321,515)     386,831

Net Loans Issued      244,101      (30,159)    (26,557)     (67,853)

Assets Available
 for Benefits,
 beginning of year      3,787    2,722,492   3,370,310    2,948,686

Assets Available
 for Benefits, end
 of year             $330,491   $3,388,563  $4,074,236   $4,759,913

  (14)  Continued

                    For the Year Ended December 31, 1996



                                                  Common
                  International     Strategic      Stock
                       Equity         Growth       Fund


Increases:

Interest and        $    133      $       276    $  219,473
  Dividend Income
Employee
 Contributions       433,976        1,092,924     1,686,810
Employer
 Contributions       211,750          527,377       959,978
Realized Gains
 (Losses) on
  Investments          9,198              864       301,033
Net Increase in
 Fair Market Value
 of Investments       69,677        1,051,315     1,816,298

                     724,734        2,672,756     4,983,592

Decreases:

Distributions to
 Participants        109,310          167,259       370,633
Investor Advisory
 and Trustee Fees     28,472           74,843         8,396
                     137,782          242,102       379,029

Net (Decrease)
 Increase            586,952        2,430,654     4,604,563

Interfund Transfers  379,421           52,371    (1,061,229)

Net Loans Issued     (39,380)         (57,072)     (218,717)

Assets Available
 for Benefits,
 beginning of year 1,646,228        4,261,354    18,039,711

Assets Available
 for Benefits,
 end of year      $2,573,221       $6,687,307   $21,364,328

(14)  Continued

                          For the Year Ended December 31, 1996



                    Participant
                       Loans
                    Receivable       Total


Increases:

Interest and
  Dividend Income   $   117,950    $  347,389
Employee
 Contributions                -     4,882,761
Employer
 Contributions                -     2,545,390
Realized Gains
 (Losses) on
  Investments                 -       333,596
Net Increase in
 Fair Market Value
 of Investments               -     4,116,079

                        117,950    12,225,215

Decreases:

Distributions to
 Participants            15,241     1,512,188
Investor Advisory
 and Trustee Fees             -       229,190
                         15,241     1,741,378

Net (Decrease)
 Increase               102,709    10,483,837

Interfund Transfers           -             -

Net Loans Issued        195,637             -

Assets Available
 for Benefits,
 beginning of year    1,185,832    34,178,400

Assets Available
 for Benefits,
 end of year         $1,484,178   $44,662,237

                                                                 SCHEDULE I
                               Advanta Corp.
                           Employee Savings Plan
                              EIN 23-1462070

        Item 27a - Schedule of Assets Held for Investment Purposes
                             December 31, 1997


                                                                 Market
                                                     Cost         Value

Cash                                             $     8,192   $     8,192
Managed Investment Funds
  T. Rowe Price Stable Value:6,334,571.31 shares,  6,334,571     6,334,571
   Market value per share $1.00
  Western Asset Core:  4,050.89 shares,              463,687       462,288
   Market value per share $114.12
  Dodge and Cox Balanced:  54,738.32 shares,       3,773,633     3,655,425
   Market value per share $66.78
  Vanguard Index Trust 500: 73,039.28 shares,      6,344,538     6,580,109
   Market value per share $90.09
  Dodge and Cox Stock:  44,050.88 shares,          4,373,352     4,165,892
   Market value per share $94.57
  Vanguard International Growth:  142,718.69       2,699,766     2,339,159
   shares, Market value per share $16.39
  Hancock Special Equities:  93,294.58 shares,     2,374,485     2,468,575
   Market value per share $26.46
  Putnam New Opportunities:  69,356.88 shares,     3,245,854     3,374,212
   Market value per share $48.65


*Advanta Corp. Common Stock Fund                  15,909,454    12,387,483
  Class A:  93,452 shares,
   market value $26.25 per share
  Class B:  391,425 shares,
   market value $25.38 per share

Participant Loans Receivable,
 Bearing interest from 9 3/4% to 10%               2,020,290     2,020,290

                                                 $47,547,822   $43,796,196



* Party-in-interest to the Plan

                                                                                Schedule II
                                  Advanta Corp.
                              Employee Savings Plan
                                 EIN 23-1462070

                  Item 27d- Schedule of Reportable Transactions
                      For The Year Ended December 31, 1997

Transactions set forth below are those which involve an amount in excess of 5% of the market value of the Plan's assets at the beginning of the year.


   Identity      Description    Purchase     Selling      Cost      Net Gain   Number of
   of Party          of          Price        Price     of Asset       or     Transactions
                    Asset                                            (loss)
T. Rowe Price      Mutual   $ 8,949,892     $     -   $ 8,949,892   $      -      41
 Stable Value       Fund
 Fund

Dodge and Cox      Mutual     3,896,395           -     3,896,395          -      64
 Balanced Fund      Fund

Vanguard Index     Mutual     6,863,377           -     6,863,377          -      70
 500                Fund

Dodge and Cox      Mutual     4,608,791           -     4,608,791          -      69
 Stock Fund         Fund

Vanguard           Mutual     2,986,524           -     2,986,524          -      64
 International      Fund
 Growth

John Hancock       Mutual     2,621,499           -     2,621,499          -      54
 Special Equity     Fund
 Equity

Putnam New         Mutual     3,449,260           -     3,449,260                 62
 Opportunities      Fund
       Total                $33,375,738  $        -   $33,375,738 $        -

T. Rowe Price
 Stable Value      Mutual
 Fund               Fund    $ 2,615,321  $2,615,321   $ 2,615,321 $        -      65
GIC                Mutual     4,444,061   4,285,276     4,444,061    158,785      16
                    Fund
Strategic          Mutual     5,570,616   4,623,386     5,570,616    947,230      16
 Balances           Fund
Growth/Value       Mutual     7,241,958   5,817,015     7,241,958  1,424,943      15
                    Fund
International      Mutual     3,477,267   3,034,145     3,477,267    443,122      16
Equity              Fund
Strategic          Mutual     9,650,243   7,869,031     9,650,243  1,781,212      17
Growth              Fund
       Total                $32,999,466 $28,244,174   $32,999,466 $4,755,292



                                                            Schedule II
                                                            (Continued)
                             Advanta Corp.
                         Employee Savings Plan

            Item 27d - Schedule of Reportable Transactions
                   For Year Ended December 31, 1997

Transactions set forth below are those which involve an amount in excess of 5% of the market value of the Plan's assets at the beginning of the year.


                                  Number of            Cost
                                 Transactions        of Assets

Purchases:

T. Rowe Price Stable Value Fund       41             8,949,892
Dodge and Cox Balanced Fund           64             3,896,395
Vanguard Index Trust 500              70             6,863,377
Dodge and Cox Stock Fund              69             4,608,791
Vanguard International Growth         64             2,986,524
John Hancock Special Equity           54             2,621,499
Putnam New Opportunities              62             3,449,260

Sales:

T. Rowe Price Stable Value Fund       65             2,615,321
GIC                                   16             4,444,061
Strategic Balanced                    16             5,570,616
Growth/Value                          15             7,241,958
International Equity                  16             3,477,267
Strategic Growth                      17             9,650,243

                           EXHIBIT INDEX



          Exhibit No.            Document

               1                 Consent of Independent Public
                                 Accountants

                                                        EXHIBIT I





               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statements File Nos. 33-10790, 33-47308, 33-50209, 333-01681 and 333-04471.




Philadelphia, PA
   June 24, 1998